SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


Check one:

[X] Form 10-K    [ ] Form 11-K   [ ] Form 20-F    [ ] Form 10-Q   [ ] Form N-SAR

For Period Ended: JULY 31, 1999

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K         [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form N-SAR


For the Transition Period Ended: _____________________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the information relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:   PLAY BY PLAY TOYS & NOVELTIES, INC.

Former name if applicable: N/A

Address of principal executive office (STREET AND NUMBER):  4400 Tejasco

City, State and Zip Code:  SAN ANTONIO, TEXAS  78218

                        PART II. RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if necessary.)


      On October 25, 1999, the Company completed a refinancing of its senior indebtedness, a restructuring of its subordinated debentures, and settlement of a lawsuit with the former shareholders of an acquired Company. The Company's existing senior credit facility had expired July 31, 1999, although the Company had obtained extensions through October 29, 1999. In addition, the Company was in default under its subordinated debentures prior to the restructuring thereof. Due to the significant burden placed on the Company's accounting and finance staff by the refinancing and restructuring, and the timing of these very significant subsequent events, the Company could not, without unreasonable effort or expense, have prepared its financial information and other required disclosures in order to timely file its Annual Report on Form 10-K for the fiscal year ended July 31, 1999.


                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        JOE M. GUERRA               (210)               804-4726
           (Name)                (Area code)        (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X]  Yes                       [ ]   No



(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]  Yes                       [ ]    No

     If so: attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Play By Play Toys & Novelties, Inc. expects to report a significant loss for the year ended July 31, 1999 versus net income of $8.4 million for the prior fiscal year due to a decline in net sales of approximately 12% principally in the Company's domestic retail and international operations and certain significant charges to be recorded in the fourth quarter in connection with the Company's decision to accelerate its inventory reduction initiatives and to write-down the guaranteed royalty advances on certain entertainment character licenses the Company believes it will be unable to earn out over the lives of the agreements. As stated in Part III, the Company is in the process of finalizing its financial statements; accordingly, the Company is unable to quantify with certainty the impact of the above-described charges.



                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



By: /s/ JOE M. GUERRA                            Date:  October 29, 1999
        CHIEF FINANCIAL OFFICER